Exhibit (d)(b)(25)(i)

BRIGHTHOUSE FUNDS TRUST II

AMENDMENT NO. 1 TO THE SUBADVISORY AGREEMENT

(Western Asset Management U.S. Government Portfolio)

This Amendment No. 1 to the Subadvisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Western Asset Management Company, LLC (formerly known as “Western Asset Management Company”) (the “Subadviser”) with respect to Western Asset Management U.S. Government Portfolio, a series of Brighthouse Funds Trust II, is entered into effective the 29th of April, 2019.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. The first sentence of paragraph 6 of the Agreement is deleted and replaced in whole to read as follows:

As full compensation for all services rendered, facilities furnished and expenses borne by the Subadviser hereunder, the Manager shall pay the Subadviser compensation at the annual rate of 0.220% of the first $100 million of the Portfolio’s average daily net assets, 0.125% of the next $400 million of the Portfolio’s average daily net assets, 0.100% of the next $500 million of the Portfolio’s average daily net assets, 0.090% of the next $1 billion of the Portfolio’s average daily net assets, and 0.070% of the excess over $2 billion of the Portfolio’s average daily net assets. For purposes of determining the annual subadvisory fee rate pursuant to this Section 6 of the Agreement, the assets of Western Asset Management U.S. Government Portfolio shall be aggregated with the assets of Western Asset Management Government Income Portfolio, a series of Brighthouse Funds Trust I. The aggregated assets of the Portfolios shall then be applied to the fee schedule set forth in this Section 6 and the resulting effective rate shall be applied to the actual assets of the Western Asset Management U.S. Government Portfolio to determine the annual subadvisory fee rate.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the              day of                     .

Kristi Slavin
President, Brighthouse Investment Advisers, LLC

By:	Authorized Officer

Western Asset Management Company, LLC